

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Jing Hu
Chief Executive Officer
AgiiPlus Inc.
Level B1, Building 3, No.1-10
Lane 1500, Kongjiang Rd.
Yangpu, Shanghai 200093
People's Republic of China

> **Re: AgiiPlus Inc.**
> **Amendment No. 8 to Registration Statement on Form F-1**
> **Filed May 17, 2024**
> **File No. 333-267461**

Dear Jing Hu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 19, 2024 letter.

Amendment No. 8 to Registration Statement on Form F-1 filed May 17, 2024

General

1. To the extent the audit working papers of your financial statements for any of the years included in the registration statement are located in China, please revise your cover page, prospectus summary, and risk factors disclosures, as appropriate, to so state. For example, we note that in your prior amendment you included cover page, prospectus summary, and risk factors disclosures regarding the location of the audit working papers of your financial statements for the year ended December 31, 2022. However, such disclosures have been removed from your current amendment. Additionally, we note that in your current amendment you include cover page, prospectus summary, and risk factors disclosures either suggesting or indicating that the audit working papers of your financial

statements for the year ended December 31, 2023 are located in China. However, Audit Alliance, LLP does not appear to have a China-based office.

2. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

Prospectus Summary
Risk Factors Relating to AgiiPlus' Ordinary Shares and this Offering, page 15

3. Please update the risk factors cross-reference in the third paragraph of page 16, as we are unable to located the referenced risk factor in the prospectus.

Item 9. Undertakings, page II-4

4. Please revise to include the undertakings required by Item 512 of Regulation S-K, including those applicable to the offering of securities pursuant to Rule 415.

3. Accounts Receivable and Contract Assets, Net, page F-26

5. We note that the provisions for the allowance for doubtful accounts was RMB 50.1 million and RMB 1.9 million for the fiscal years 2023 and 2022, respectively. Please tell us more about the factors that led to the significant increase in the provision recognized during fiscal year 2023. Please ensure that the Company's MD&A disclosures fully address the facts and circumstances that drove the change and whether the disproportionate fluctuations and increase in trends are expected to recur. See Item 303(b)(2)(i) and (ii) of Regulation S-K. In addition, in order to fully understand the changes impacting your allowance for credit losses for the year, please reconcile the RMB 130,102 allowance for credit loss amount disclosed in your consolidated statement of cash flows on page F-10 with your disclosure on page F-26 that only shows a movement of RMB 48,273 in your allowance for credit losses. To the extent there are other material amounts impacting your allowance, please ensure your disclosures fully explain all material differences impacting your results of operations including the reasons for such fluctuations.

Selling Shareholders' Plan of Distribution, page Alt-5

6. We note your disclosure on page Alt-5 that broker-dealers may agree with the Selling Shareholders to sell a specified number of your Class A ordinary shares at a stipulated price per share, and that the Selling Shareholders may use any method permitted pursuant to applicable law when selling your Class A ordinary shares. Please confirm your understanding that the retention by a Selling Shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment.

Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Guillaume de Sampigny